Exhibit 99.1

China Metro-Rural Holdings Limited

FOR IMMEDIATE RELEASE

CNR announces the disposition of its project in Qiqihar

NEW YORK, (MARKETWIRE) — October 17, 2012 — China Metro-Rural Holdings Limited (the “Company”) (NYSE MKT: CNR) announces entering into an agreement for the disposition of the majority of its equity interests in its subsidiaries involved in the development of its project in Qiqihar, Heilongjiang Province, PRC to certain independent third parties.

Under the agreement entered into October 15, 2012, and expected to close on or about November 30, 2012, the Company will sell to Run Xing Investments Limited and Honour Noble Holdings Limited (collectively, the “Purchasers”) 100% of its equity interest in China Focus City (H.K.) Holdings Limited (“CFC (H.K.)”) and 75% of its equity interest in Qiqihar China Focus City Holdings (Group) Co. Ltd. (“Qiqihar CFC”) (collectively the “Sale”), as part of the Company’s business re-positioning plan.

Pursuant to the agreement, the Company, through its subsidiaries, is to receive consideration of (A) RMB150,000,000 on or prior to November 15, 2012, plus an amount of RMB85,595,967, representing certain post-tax profits arising from Qiqihar CFC prior to the Sale, and interest on the pre-tax balance of such amount calculated from July 28, 2012 through the date of payment, which shall be no later than July 28, 2013, (B) HK$903,088.07 within thirty days of the agreement in respect of the settlement of certain intercompany balances, and (C) RMB16,000,000 within one month of the agreement in respect of the settlement of certain intercompany transactions. In addition, the Purchasers are to enter into a legally binding guaranty with respect to the Company’s remaining 25% interest in Qiqihar CFC that the Company will receive (X) a pre-tax 21% fixed annual return (equal to RMB10,500,000), payable on October 15 of each year, beginning October 15, 2013 and (Y) RMB50,000,000 on or before October 14, 2013. The Purchasers shall have the right to purchase the remaining 25% interest in Qiqihar CFC at any time for RMB50,000,000 (plus any amounts due and payable under (X) and (Y) above). Finally, in the event that the Purchasers intend to sell its interests in Qiqihar CFC, they must first purchase the Company’s remaining 25% interest for RMB50,000,000 (plus any amounts due and payable under (X) and (Y) above).

The payments of the amounts described above shall also be guaranteed by the Purchasers and Qiqihar CFC, as well as Mr. SU Shaobin who is a director of the Company. The dispositions are subject to the consent of certain of the holders of the Company’s convertible bonds issued in August 2012, which has been obtained on October 15, 2012.

The disposition has been reviewed and approved by the Audit Committee and the Board of the Directors of the Company.

ABOUT CHINA METRO-RURAL HOLDINGS LIMITED

China Metro-Rural Holdings Limited is a leading agricultural logistics platform development and rural-urban migration redevelopment company in China.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which are, by their nature, subject to risks and uncertainties. This Act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results. All statements, including statements regarding industry prospects and future results of operations or financial position, made in this press release are forward looking.

Words such as “continue”, “consider”, “probably”, “will”, “strive” and similar expressions may identify forward-looking statements. These forward-looking statements include, without limitation, statements relating to: the Company’s future performance, the Company’s expansion efforts, the state of economic conditions, the Company’s market and the governmental policy. These forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors the Company believes to be appropriate in particular circumstances. However, whether actual results and developments will meet the Company’s expectations and predictions depends on a number of known and unknown risks and uncertainties and other factors, any or all of which could cause actual results, performance or achievements to differ materially from the Company’s expectations, whether expressed or implied by such forward-looking statements.

CONTACT:

China Metro-Rural Holdings Limited — Investor Relations Department

Phone: (852) 2111 3815

E-mail: ir@chinametrorural.com